FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Raises Guidance for Q3 2009 Financial Results – Expects Record Revenues, dated October 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 6, 2009

By:  Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Raises Guidance for Q3 2009 Financial Results – Expects Record Revenues, dated October 6, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Relations

Radware Inc.

Christine Aruza

Tel: +1 201 785 3236

ir@radware.com

For Immediate Release

Radware Raises Guidance for Q3 2009 Financial Results – Expects Record Revenues

TEL AVIV, ISRAEL; October 6, 2009. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today raised its guidance for the third quarter of 2009. The company anticipates quarterly revenues to be at a record level, in the range of $28.8 to $29 million, and higher than the previous guidance of $27.3 to $27.7 million stated by executive management on the second quarter 2009 earnings call. EPS on a Non-GAAP basis is also expected to increase and is now estimated at 9-10 cents per diluted share versus the 5-6 cents per share previously indicated, effectively doubling prior projections.

“Despite the challenging economic conditions our business continues to grow based on our leading product offering – the OnDemand Switch platform series – coupled with the traction we are gaining from the Alteon acquisition.” stated Roy Zisapel, CEO Radware. “The growth in sales, with our high gross margins and cost control efforts has thus resulted in a significant increase in our profitability.”

The company will report final third quarter results on its earnings conference call scheduled for Tuesday, November 3rd at 0845 EDT.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of intelligent front-end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expense, in accordance with SFAS 123R, and amortization of intangible assets and acquisition related expenses. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessment of Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.